EXHIBIT 99.1

News Release dated November 15, 2017, Suncor Energy announces 2018 capital program and production outlook

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy announces 2018 capital program and production outlook

Calgary, Alberta (Nov. 15, 2017) – Suncor released its 2018 corporate guidance today which includes a capital program of between $4.5 and $5.0 billion and average upstream production of 740,000 to 780,000 barrels of oil equivalent per day (boe/d). The midpoints of these ranges represent a year over year production increase of more than 10 per cent and a capital spending reduction of approximately $750 million.

Suncor’s Oil Sands operations cash operating costs per barrel are maintained at $23.00 - $26.00 despite the five-year major planned maintenance turnaround at Upgrader 1.  Oil Sands operations cash operating costs exclude Fort Hills and Syncrude.  Fort Hills cash operating costs are expected to steadily decrease throughout the year as production ramps up to 90 per cent of capacity and cash operating costs fall to the $20.00 - $30.00/bbl range by the fourth quarter of 2018. Syncrude cash operating costs per barrel are expected to be $32.50 - $35.50.

“During an extended period of low oil prices, we’ve demonstrated that we can generate significant free cash flow and strong returns for shareholders while continuing to drive down our operating costs and delivering significant future growth by executing two major projects. With first oil at both Fort Hills and Hebron expected by year end, we’re bringing on new production at the same time as oil prices are rising to their highest level in several years,” said Steve Williams, president and chief executive officer. “As we look to 2018, with increasing production and reduced capital spending, we’re well-positioned to return more free cash flow to shareholders through dividends and share buybacks.”

Suncor’s 2018 capital program is largely focused on sustaining capital given the major planned maintenance programs in both Oil Sands upgrading operations and Downstream refineries including a total plant turnaround at the Edmonton refinery. These investments are critical to ensure continued safe, reliable and efficient operations.

Approximately 25 per cent of the 2018 capital spending program is allocated towards upstream growth projects in the Oil Sands and Exploration & Production businesses.

Suncor’s corporate guidance provides management’s outlook for 2018 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Capital Expenditures (C$ millions) (1)

	2018 Full Year Outlook November 15, 2017			% Growth Capital (2)
Upstream	3,650	-	4,050	30%
Downstream	800	-	850	0%
Corporate	50	-	100	0%
Total	4,500	-	5,000	25%

(1)   Capital expenditures exclude capitalized interest of approximately $115 million.

(2)   Balance of capital expenditures represents sustaining capital.  For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of Suncor’s Management Discussion and Analysis dated October 25, 2017 (the “MD&A”).

	2018 Full Year Outlook November 15, 2017

Suncor Total Production (boe/d) (1)	740,000	-	780,000

Oil Sands Operations (bbls/d)	425,000	-	455,000
Fort Hills (bbls/d) (2) Suncor working interest of 50.8%	50,000	-	60,000
Syncrude (bbls/d) Suncor working interest of 53.74%	150,000	-	165,000
Exploration & Production (boe/d) (1)	105,000	-	115,000

Suncor Refinery Throughput (bbls/d)	415,000	-	435,000

Suncor Refinery Utilization (3)	90%	-	94%

(1)   At the time of publication, production in Libya continues to be affected by political unrest and therefore no forward looking production for Libya is factored into the Exploration and Production and Suncor Total Production guidance. Production ranges for Oil Sands operations, Fort Hills, Syncrude and Exploration and Production are not intended to add to equal Suncor Total Production.

(2)   Suncor’s outlook for 2018 Fort Hills Production is currently 20,000 – 40,000 bbls/d in Q1, 30,000 – 50,000 bbls/d in Q2, 60,000 – 70,000 bbls/d in Q3, and 80,000 – 90,000 bbls/d in Q4.  Suncor’s outlook for 2018 Fort Hills cash operating costs per barrel is $70/bbl - $80/bbl in Q1, $40/bbl - $50/bbl in Q2, $30/bbl - $40/bbl in Q3, and $20/bbl - $30/bbl in Q4.

(3)   Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City - 98,000 bbls/d.

For more detail on Suncor’s outlook and capital spending plan, see suncor.com/guidance.

For an updated Investor Relations presentation and the third quarter Investor Relations deck, see suncor.com/investor-centre.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s anticipated capital spending program of between $4.5 and $5.0 billion (and expectations of where that spending will be directed); Suncor’s expectations around production, including planned average production of 740,000 to 780,000 boe/d and planned ranges for Oil Sands operations (425,000 to 455,000 bbls/d), Suncor’s working interest in Fort Hills (50,000 to 60,000 bbls/d), Suncor’s working interest in Syncrude (150,000 to 165,000 bbls/d) and Exploration and Production (105,000 to 115,000 boe/d); outlook for 2018 Fort Hills Production of 20,000 – 40,000 bbls/d in Q1, 30,000 – 50,000 bbls/d in Q2, 60,000 – 70,000 bbls/d in Q3, and 80,000 – 90,000 bbls/d in Q4; Suncor’s expected Oil Sands operations cash operating costs (which exclude Syncrude and Fort Hills), projected to be in the range of $23.00 to $26.00 per barrel; estimated Syncrude cash operating costs, projected to be in the range of $32.50 to

$35.50 per barrel; outlook for 2018 Fort Hills cash operating costs of $70/bbl - $80/bbl in Q1, $40/bbl - $50/bbl in Q2, $30/bbl - $40/bbl in Q3, and $20/bbl - $30/bbl in Q4 and the expectation that Fort Hills cash operating costs will steadily decrease throughout the year as production ramps up to 90 per cent of capacity; Suncor’s expected Refinery Throughputs (415,000 to 435,000 bbls/d) and Utilization (90% to 94%); planned maintenance; the expectation that first oil from Fort Hills and Hebron will be achieved by the end of 2017; the expectation that production from Fort Hills and Hebron will be brought on at the same time as oil prices rise to their highest level in several years; the expectation that with increasing production and reduced capital spending in 2018, Suncor will be well-positioned to return more free cash flow to shareholders through dividends and share buybacks; and that Suncor’s 2018 capital program is largely focused on sustaining capital given the major planned maintenance programs in both Oil Sands upgrading operations and Downstream refineries including a total plant turnaround at the Edmonton refinery and which investments are critical to ensure continued safe, reliable and efficient operations. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “estimated”, “focused” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2018 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2018. Assumptions for the Exploration and Production 2018 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2018 corporate guidance include, but are not limited to:

•      Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•      Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company’s ability to produce or market its crude oil.

•      Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•      Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•      Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•      Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•      Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

•      Project ramp up. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively impacted by delays in or unexpected events involving the ramp up of production from the project.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated Mar. 1, 2017 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Oil Sands operations cash operating costs, Syncrude cash operating costs and Fort Hills cash operating costs are not prescribed by Canadian generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are included because management uses the information to analyze business performance on a per barrel basis. These non-GAAP measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Oil Sands operations cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and for the period ended September 30, 2017, reconciled to the comparable GAAP measure in the Segment Results and Analysis - Oil Sands section of the MD&A. Oil Sands operations cash operating costs of $23.00 to $26.00 per barrel excludes Syncrude and Fort Hills operations and is based on the assumptions that: (i) Suncor will produce 425,000 to 455,000 bbls/d at Oil Sands operations (of which 290,000 to 310,000 bbls/d will be synthetic crude oil); and (ii) natural gas used at Suncor’s Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $2.50/GJ over 2018. Syncrude cash operating costs of $32.50 to $35.50 per barrel is based on the assumptions that: (i) Syncrude will produce 150,000 to 165,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $2.50/GJ over 2018. The outlook for 2018 Fort Hills cash operating costs is based on the assumptions that: (i) Fort Hills production (net to Suncor) for each quarter will be within the production range for such quarter set forth above; and (ii) natural gas used at Fort Hills (AECO - C Spot ($CAD)) will be priced at an average of $2.50/GJ over 2018.The Syncrude cash operating costs per barrel and Fort Hills cash operating costs per barrel measures may not be fully comparable to similar information calculated by other entities (including Suncor’s Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or together.suncor.com. .

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com